UNITED MICROELECTRONICS CORPORATION

VIA EDGAR

June 1, 2016

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Mr. Dennis Hult

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Microelectronics Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 18, 2016

File No. 001-15128

Dear Mr. James, Ms. Tillan and Mr. Hult:

Reference is made to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2016 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) of United Microelectronics Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in italicized boldface type below and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

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Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 4. Summary of Significant Accounting Policies

b. The Consolidated Entities as of December 31, 2014 and 2015, page F-16

1.	Please tell us how you applied IFRS in determining to consolidate entities where your ownership was not greater than 50%.

Response

The Company has respectfully noted the Staff’s comment. The Company’s ownerships over the consolidated entities listed in Note 4 were all greater than 50% except for United Semiconductor (Xiamen) Co., Ltd. (“USC”). The Company presents the list of consolidated entities by the ownership of its individual subsidiaries’ investment made in the consolidated entities. As a result, certain of the consolidated entities may be shown with ownership by an individual investor at less than 50% whereas the Company’s ownership in the consolidated entities are in fact greater than 50% providing the Company control over such entities when aggregating all investments by its subsidiaries.

Although the Company’s ownership of USC was not greater than 50%, it has determined to consolidate USC as the Company has control over USC based on the following assessments under the definition of control in IFRS 10.7:

(a)	As stipulated in the shareholders’ agreement between the shareholders, the Company has power over USC by appointing more than half of the directors of USC’s board of directors, who is USC’s decision making authority and has the right to direct USC’s main business activity, that is, the manufacturing of 12-inch wafers, which most significantly affects USC’s returns.

(b)	The Company has rights to returns from its investment in USC which may vary based on USC’s operating performance.

(c)	The Company has the power to direct the operating activities and to determine the profit distribution from USC through the Company’s control of USC’s board of directors. Thus, the Company has the ability to use its power to affect the amount of the Company’s returns from its investment in USC.

Note 8. Property, Plant and Equipment, page F-48

2.	We note that your net assets exceed your market capitalization. Please tell us the factors you considered in assessing whether there is any indication of impairment under IAS 36, including IAS 36.12.

Response

The Company respectfully advises the Staff that the factors it considered in assessing the indicators of impairment are as follows. The Company operates in two operating segments, wafer fabrication and new business. Its primary operating activity focuses on the wafer fabrication segment which manufactures chips according to the design specifications required by its customers in the semiconductor industry. The new business segment mainly includes activities of researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode. The property, plant and equipment (“PP&E”) used in the wafer fabrication segment represents approximately 98% of the Company’s consolidated total PP&E, while those used in the new business segment represents only approximately 2% of the Company’s consolidated total PP&E.

At the end of each reporting period, in assessing whether there is an indication that the PP&E may be impaired, the Company considers several factors to determine if overall evidence suggests that an impairment loss may have occurred. As described in response to the Staff’s comment 4, the Company considered that the thin-film solar cell and module industry has undergone challenging business conditions which the Company considered as an impairment indicator, and thus performed impairment testing on the cash-generating unit (“CGU”) composed of PP&E used in the manufacturing of thin-film solar cells and modules within the new business segment. For further description on the Company’s determination of the impairment loss, please refer to the Company’s response to the Staff’s comment 4. For the wafer fabrication segment, the Company reviewed the indicators in IAS 36 paragraph 12, including external and internal sources of information, and determined that overall there were no indicators of impairment based on an analysis as follows:

I. Internal sources of information, including:

•	Whether evidence is available of obsolescence or physical damage of an asset.

There was no evidence of significant obsolescence or physical damage of wafer fabrication PP&E or significant changes within the Company having an adverse effect on the use of such assets.

•	Whether significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used; and whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

The Company monitored the capacity utilization at which PP&E are used. The capacity utilization of its wafer fabrication PP&E averaged from 89.0% in 2014 to 89.8% in 2015, performing as the Company planned and expected, conforming to the economic performance of the PP&E that the Company announced publicly in the Company’s quarterly investor conference reports, and therefore there was no evidence of significant changes within the Company having an adverse effect on the use of such assets.

II. External sources of information, including:

•	Whether there are observable indications that the asset’s value has declined during the period significantly more than would be expected as a result of the passage of time or normal use.

The Company often makes purchases of PP&E when needs occur to replace the older assets or to expand production capacity. By comparing the quoted price or the purchase price of these assets to the assets with similar functions that the Company still holds for use, and after factoring the depreciation in value for use, age and technological change in 2015, no indication was observed that there was significant decline in the market price of the PP&E more than would be expected through normal use.

•	Whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the Company operates or in the market to which an asset is dedicated.

The Company observes whether there is significant adverse change in the technological, market, economic or legal environment in which it operates based on information including, for example, the analyst reports in 2015 from capital market research institutions such as DIGITIMES, Diawa Capital Markets and Industrial Economics and Knowledge Center, the exchange rate data, and the publication of or updates on government laws and regulations. Specifically:

1.	Analyst reports from capital market research institutions provided positive forward-looking reviews on the global semiconductor industry because the application of smart devices is becoming broader, and it is generally forecasted that the up and coming internet-of-things (“IoT”) will create new possibilities for the next generation of the semiconductor market. The applications of IoT will be broad covering areas such as medical, health & fitness, smart home, automotive, etc. The emergence of IoT will increase integrated circuit consumption and benefit companies in the semiconductor industry including the Company.

2.	The fluctuation in the exchange rates during 2015 revealed a trend of depreciation in NT dollars, which is favourable to the Company’s operating result. The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk. Therefore it didn’t expect the depreciation of the exchange rate would have significant adverse impact to the value of the assets.

3.	Through periodically monitoring the publication of or updates on government laws and regulations, the Company is not aware of any new legal requirement that may seriously restrict its existing business or cause significant harm to the operation.

•	Whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially.

By observing the interest rate of long-term government bonds disclosed in Taipei Exchange, the Company noted that market interest rates appeared to be on a declining trend during 2015. Such a trend would lower discount rates and increase the recoverable amounts of the Company’s assets, and thus there was no indication of impairment.

•	Whether the carrying amount of the net assets of the Company is more than its market capitalization.

The Company noted that the carrying amount of its net assets has exceeded its market capitalization. As one of the leading companies in the global semiconductor industry, in order to expand its market share and maintain its competitiveness, the Company continuously devotes to deliver to its customers the most comprehensive foundry solutions with commitment to advanced technological breakthroughs and productivity enhancements. In recent years, it continuously invested in its research and development (“R&D”) capability and expanded the capacity of 300mm fabs in Asia. As its operations continue to grow and expand, more than 80% of the Company’s net assets were composed of PP&E that are mainly used for R&D and wafer fabrication. Since 2012, the Company has achieved 25% increase from NT$115,675 million to NT$144,830 million in net operating revenues in 2015 and 117% increase from NT$6,094 million to NT$13,254 million in net income attributable to parent company in 2015. Therefore, as the wafer fabrication business continues to grow and profitability continues to improve, the Company determined that its lower market capitalization is a result of the capital-intensive nature of semiconductor industry, coupled with the overall recession in Taiwan, rather than an indication of an impairment in its wafer fabrication PP&E.

Considering the comprehensive assessments described above, the Company concluded that the overall operating situation regarding the semiconductor industry has remained its stable growth and there is no indication of impairment.

3.	In future filings please disclose the line item(s) in which your impairment losses are included as required by IAS 36.126(a).

Response

The Company respectfully proposes to revise its disclosure required by IAS 36.126(a) in the following manner in its future filings:

After considering the relevant objective evidence, the Company recorded in the net other operating income and expenses an impairment loss of NT$597 million and NT$795 million at discount rates of 12.6% and 13.0% for the years ended December 31, 2014 and 2015, respectively, all of which came from the new business segment.

4.	Please tell us how you considered the disclosures required by IAS 36.130(a), (c)(i), and (e).

Response

The Company respectfully advises the Staff that as described in its response to Staff’s comment 2, the thin-film solar cell and module industry has undergone challenging business conditions in the past year and experienced pricing declines indirectly due to oversupply in the silicon solar cell industry and the reductions in government supported incentives. The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of the PP&E used in the manufacturing of thin-film solar cells and modules. The Company determined the recoverable amount of the CGU amounted to NT$1,995 million on the basis of value in use, representing the present value of the future cash flows expected to be derived by the CGU, and compared it to its carrying amount. The test revealed that the recoverable amount was less than the carrying amount for which the Company recorded an impairment loss accordingly.

Note 12. Bonds Payable, page F-54

5.	With respect to your currency linked zero coupon convertible bonds issued in May 2015, please tell us how you analyzed the bonds under IFRS in determining how to account for them. Include a discussion of how you considered the currency features and adjustable conversion price in your analysis.

Response

The Company has respectfully noted the Staff’s comment. On May 18, 2015, the Company issued Currency Linked Zero Coupon Convertible Bonds with aggregate principal amount of US$600 million due May 18, 2020. Such convertible bond is a hybrid contract containing a host debt instrument – zero coupon bond, and embedded derivative instruments including call, put, early redemption and conversion rights which the Company disclosed on pages F-60 through F-61 of the 2015 Form 20-F. The convertible bond is denominated and settled in US dollar based on an NT dollar equivalent amount. The US dollar-denominated amount of principal, call price, put price, redemption price and conversion price stipulated in the indenture will be converted into an NT dollar amount using the fixed effective exchange rate of NT$30.708 to US$1.00 on the issuance date.

IAS 39 paragraph 11 states the following:

“An embedded derivative shall be separated from the host contract and accounted for as a derivative if, and only if:

(a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in profit or loss (ie a derivative that is embedded in a financial asset or financial liability at fair value through profit or loss is not separated).”

Regarding condition (a), IAS 39 AG30 further states that a call, put, or prepayment option embedded in a host debt contract is not closely related to the host contract unless the option’s exercise price is approximately equal on each exercise date to the amortised cost of the host debt instrument. Additionally, the assessment of whether the call or put option is closely related to the host debt contract is made before separating the equity element of a convertible debt instrument.

Accordingly, before separating the equity element of the convertible bond in accordance with IAS 32 as further described below, the Company assessed that the zero coupon bond has a contractual obligation to deliver cash to another entity, hence its economic characteristics and risks are those of a debt instrument. The embedded call, put and early redemption rights would have met the definition of a derivative as separate instruments and the host zero coupon bond is not measured at fair value, hence conditions (b) and (c) are met. To determine whether condition (a) is met, the Company evaluated in accordance with IAS 39 AG30 that the exercise of any one of the put and call options embedded in the convertible bond results in settlement at the early redemption amount, which is calculated as the principal amount adjusted for accrued interest at the rate of -0.25% per annum on a semi-annual basis up to the redemption date, which approximates the amortized cost. Hence, these embedded derivatives are considered to be closely related to the host bond instrument as the exercise price of the call, put and early redemption right approximately equal the amortized cost of the bonds on each exercise date. Based on the above analysis, these embedded derivatives shall not be accounted for separately from the host debt instrument.

The Company also assessed the characteristics of the conversion right, which is the right possessed by the bondholders to convert their bonds into the Company’s common shares during the conversion period.

IAS 32 paragraph 22 states that “except as stated in paragraph 22A, a contract that will be settled by the entity (receiving or) delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument”.

The number of common shares to be delivered upon conversion of any bond will be determined based on the NT dollar equivalent of the bond’s principal amount using the fixed exchange rate of NT$30.708 to US$1.00 divided by the NT dollar conversion price of NT$ 17.50 per share on the conversion date to derive a fixed number of common stocks. Nevertheless, the zero coupon bonds are subject to anti-dilution adjustments on its common shares conversion ratios upon the occurrence of certain events set out in the indenture that should be analyzed for compliance with the “fixed-for-fixed” criteria, mainly including:

1.	changes in capital by means of structural changes in the Company’s common shares (i.e., sub-division, consolidation, paid-in capital reduction or reclassification of shares);

2.	declaration of dividend in the Company’s common shares or free distribution or bonus issues of the Company’s common shares; and

3.	issues to the holders of shares rights entitling them to subscribe for or purchase shares, or issues of any shares either through a public offering or a private placement at consideration less than the current market price per share.

The Company assessed whether the anti-dilution adjustment provisions will cause the conversion rights as equity instruments to be “a contract to deliver a variable amount of shares” and consequently, require bifurcation from the host debt instrument to be accounted for as derivative liabilities. The Company concluded that the intent of the adjustments is to maintain the bondholders’ economic rights to the residual interests in the Company’s equity by allowing for adjustments based solely on the bonus element of changes in the number of the Company’s common shares on issue. It is a generally accepted interpretation of the IAS 32 paragraph 22 “fixed-for-fixed” requirement, that adjustments to the conversion terms of an equity call option that solely relate to compensating the holder for the bonus element in capital transactions (so called “anti-dilution clauses”) do not breach the “fixed-for-fixed” requirement for equity classification if the clause is just to maintain the bondholder’s equity rights equivalent to pre-issuance common stockholders. The Company’s assessment is that these adjustments to the conversion terms are calculated to increase or decrease the number of conversion rights as a result of changes in common stock and that the per share value of the adjustments does not exceed the per share value of the dilution in the existing shareholders’ interests in the Company’s equity caused by the events. Therefore, the Company’s determination of the conversion rights as equity instruments is not effected by the anti-dilution adjustment provisions.

On the basis of the above analysis, the bonds are accounted for as compound financial instruments in accordance with IAS 32 paragraph 28, with the host zero coupon bond and the call option, put option and early redemption right treated as a financial liability, while the conversion right is separated from the host debt instrument and accounted for as an equity component. The financial liability is measured initially at fair value and subsequently measured at amortized cost using the effective interest rate method. The equity component is recognized initially at the difference between the fair value of the convertible bond as a whole and the fair value of the liability component. Its carrying amount will not be re-measured in subsequent accounting periods.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2658-9168 or email at chitung_liu@umc.com.

Very truly yours,

/s/ Chitung Liu

Chief Financial Officer United Microelectronics Corporation